Exhibit 16.1

Better Choice Company Announces NYSE Acceptance of Plan to Regain Listing Compliance

NEW YORK, July 12, 2024 (GLOBE NEWSWIRE) — Better Choice Company, Inc. (NYSE American: BTTR) (the “Company” or “Better Choice”), a pet health and wellness company, announced today that it received a notice on July 9, 2024 from the NYSE American LLC (the “NYSE American”), stating acceptance of the Company’s plan to regain compliance with Sections 1003(a)(i) and (ii) of the Company Guide. The Company’s listing is being continued pursuant to an extension with a targeted completion date of October 24, 2025 (the “Plan Period”).

In the notice letter, NYSE American also notified the Company that it was not in compliance with Section 1003(a)(i) of the Company Guide as it reported stockholders’ equity of $1.1 million as of March 31, 2024 and had losses from continuing operations and/or net losses in three out of its four most recent fiscal years ended December 31, 2023. The Company intends to gain compliance with Section 1003(a)(i) during the Plan Period.

The Company will provide quarterly updates to the NYSE American during the Plan Period on its progress with the goals and initiatives outlined in the plan.

About Better Choice Company Inc.

Better Choice Company Inc. is a rapidly growing pet health and wellness company committed to leading the industry shift toward pet products and services that help dogs and cats live healthier, happier and longer lives. We take an alternative, nutrition-based approach to pet health relative to conventional dog and cat food offerings and position our portfolio of brands to benefit from the mainstream trends of growing pet humanization and consumer focus on health and wellness. We have a demonstrated, multi-decade track record of success selling trusted pet health and wellness products and leverage our established digital footprint to provide pet parents with the knowledge to make informed decisions about their pet’s health. We sell the majority of our dog food, cat food and treats under the Halo brand, which is focused, respectively, on providing sustainably sourced kibble and canned food derived from real whole meat, and minimally processed raw-diet dog food and treats. For more information, please visit https://www.betterchoicecompany.com.

Company Contact:

Better Choice Company, Inc.

Kent Cunningham, CEO

Investor Contact:

KCSA Strategic Communications

Valter Pinto, Managing Director

T: 212-896-1254

Valter@KCSA.com

Source: Better Choice Company Inc.